Mail Stop 4561

      					June 22, 2007

William A. Shopoff
Chief Executive Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, California  92618

Re:	Shopoff Properties Trust, Inc.
	Amendment No. 2 to Registration Statement on Form S-11
	Filed May 30, 2007
      File No. 333-139042

Dear Mr. Shopoff:

	We have reviewed the supplemental sales material and have the following comments.

General
1. Any references to prior performance disclosure in the prospectus should be updated as per your recent registration statement amendment.
2. With respect to pictures of properties, please clarify the disclosure in each case to reference that they are current or former
Shopoff properties.
Piece 4
3. On the cover page, please revise the disclosure of the size of the offering to reflect that it is a best efforts, minimum/maximum offering and that while $200,000,000 is the maximum amount of the offering, the actual amount raised could be lower.
4. Please revise your reference to "$85 million in profits for investors" to clarify that investors have not received $85 million in profit distributions.
5. Please disaggregate the years of experience of your directors.
6. Please include more detailed summary risk factors that clearly identify the risks of the offering.

Video
7. Please include summary risk factors.
8. Please remove any data regarding REIT returns that are derived from the performance of listed REITs, including the NAREIT Index. This performance data is not relevant to an investor in a non-traded
REIT.  Please make equivalent changes to the accompanying script.
Script
9. In slide 37, please remove the discussions of the benefits of regular dividends since your registration statement indicates that you do not intend to pay steady dividends because of the nature of your investments.
10. In slide 40, please remove any indication that an investor will earn 10% returns.

*  *  *

      Please contact Michael McTiernan at 202-551-3852 or me at 202-
551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Kelson, Esq. (via facsimile)
	Manatt, Phelps & Phillips, LLP


William A. Shopoff
Shopoff Properties Trust, Inc.
June 22, 2007
Page 1